Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Financial Results
for the 1st Quarter of 2016

- Revenues Up 14% to $21.4M -

KFAR SAVA, Israel, April 21, 2016 - Silicom Ltd. (NASDAQ: SILC), an industry-leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the first quarter ended March 31, 2016.

Financial Results

Revenues for the first quarter totalled $21.4 million, compared with $18.8 million in the first quarter of 2015.

On a GAAP basis, net income for the quarter totalled $1.9 million, or $0.26 per share (basic and diluted), compared with $3.0 million, or $0.41 per share (basic and diluted) for the first quarter of 2015.

On a non-GAAP basis (as described and reconciled below), non-GAAP net income for the period totalled $3.0 million, or $0.41 per diluted share ($0.42 per basic share), compared with $3.8 million, or $0.52 per diluted share ($0.53 per basic share) in the first quarter of 2015.

Comments of Management

Mr. Shaike Orbach, Silicom’s President and CEO, commented, “We are pleased to report another quarter of growing revenues supported by expanding sales activities and deepening relationships with top-tier OEM customers. Our sales continue to be driven by the hottest IT trends, particularly Cyber Security and Cloud Computing, including SDN, NFV and Virtualization, Storage and others, all of which depend on top-performance connectivity between computing components.

Mr. Orbach continued, “During the quarter we increased our investments to expand our product portfolio, to carry out New Product Introduction (NPI) activities and to penetrate additional market segments and new customers. We believe that these investments will help us to secure more design wins and to grow our revenues to the next level.

“The new Design Win that we received during the quarter from a Tier-1 cyber security leader, a long-time Silicom client, demonstrates the importance and success of our investments when combined with some of our most important growth engines: the growing need for our Smart Cards and concepts in the cyber security space, the long term relationships we develop with our customers and the inherent growth in some of our important markets. We continue to broaden our relationships with our customers in all of these fast-growing markets and believe that many offer almost unlimited long-term potential, paving the way for continued growth ahead.”

Mr. Orbach concluded, “As such, we are well positioned and operating according to plan. Our client relationships are indeed strong, our products and technology are excellent and market trends are working in our favor. We look forward to reporting continued success and revenues growth in the quarters ahead.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, April 21st, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	March 31,	December 31,
	2016	2015

Assets

Current assets
Cash and cash equivalents	$26,069	$18,178
Marketable securities	13,024	8,636
Accounts receivables: Trade, net	18,985	23,768
Accounts receivables: Other	3,545	1,380
Inventories	31,836	26,321
Deferred tax assets	-	950
Total current assets	93,459	79,233

Marketable securities	16,156	24,246
Assets held for employees’ severance benefits	1,421	1,374
Deferred tax assets	1,530	595
Property, plant and equipment, net	3,768	3,825
Intangible assets, net	4,395	5,164
Goodwill	25,741	25,561

Total assets	$146,470	$139,998

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$10,953	$8,556
Other accounts payable and accrued expenses	12,081	11,147
Deferred tax liabilities	-	111

Total current liabilities	23,034	19,814

Contingent consideration	4,929	4,942
Liability for employees’ severance benefits	2,523	2,251
Deferred tax liabilities	296	157

Total liabilities	30,782	27,164

Shareholders' equity
Ordinary shares and additional paid-in capital	45,068	44,122
Treasury shares	(38)	(38)
Retained earnings	70,658	68,750
Total shareholders' equity	115,688	112,834

Total liabilities and shareholders' equity	$146,470	$139,998

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2016	2015
Sales	$21,357	$18,763
Cost of sales	13,425	10,892
Gross profit	7,932	7,871

Research and development expenses	3,028	2,298
Selling and marketing expenses	1,527	1,293
General and administrative expenses	968	953
Total operating expenses	5,523	4,544

Operating income	2,409	3,327

Financial income (expenses), net	(65)	109
Income before income taxes	2,344	3,436
Income taxes	436	450
Net income	$1,908	$2,986

Basic income per ordinary share (US$)	$0.26	$0.41

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,297	7,246

Diluted income per ordinary share (US$)	$0.26	$0.41

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,396	7,366

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2016	2015

GAAP gross profit	$7,932	$7,871
(1) Share-based compensation (*)	38	26
(2) Adjustment of inventory step up related to acquisition	-	95
(4)Amortization of acquired intangible assets	274	-
Non-GAAP gross profit	$8,244	$7,992

GAAP operating income	$2,409	$3,327
Gross profit adjustments	312	121
(1) Share-based compensation (*)	406	338
(3) Acquisition-related expenses	-	88
(4) Amortization of acquired intangible assets	492	181
(5) Changes in the fair value of contingent consideration	(47)	197
Non-GAAP operating income	$3,572	$4,252

GAAP net income	$1,908	$2,986
Operating income adjustments	1,163	925
(6) Taxes on amortization of acquired intangible assets	(39)	(62)
Non-GAAP net income	$3,032	$3,849

GAAP net income	$1,908	$2,986
Adjustments for Non-GAAP cost of sales	312	121
Adjustments for Non-GAAP Research and development expenses	468	299
Adjustments for Non-GAAP Selling and marketing expenses	279	163
Adjustments for Non-GAAP General and administrative expenses	104	342
Adjustments for Non-GAAP Income taxes	(39)	(62)
Non-GAAP net income	$3,032	$3,849

GAAP basic income per ordinary share (US$)	$0.26	$0.41
(1) Share-based compensation (*)	0.06	0.05
(2-6) Acquisition-related adjustments	0.10	0.07
Non-GAAP basic income per ordinary share (US$)	$0.42	$0.53

GAAP diluted income per ordinary share (US$)	$0.26	$0.41
(1) Share-based compensation (*)	0.06	0.05
(2-6) Acquisition-related adjustments	0.09	0.06
Non-GAAP diluted income per ordinary share (US$)	$0.41	$0.52

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))